February 11, 2026

Heena K. Agrawal
Senior Vice President and Chief Financial Officer
Duluth Holdings, Inc.
201 East Front Street
Mount Horeb, WI 53572

       Re: Duluth Holdings, Inc.
           Form 10-K for Fiscal Year Ended February 2, 2025
           File No. 001-37641
Dear Heena K. Agrawal:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services